

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Brian Field
Chief Executive Officer
Emerald Holding, Inc.
31910 Del Obispo Street Suite 200
San Juan Capistrano, California 92675

> **Re: Emerald Holding, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 19, 2020**
> **File No. 333-239322**

Dear Mr. Field:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Lopez at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services